

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2018

Kevin Gillespie
Chief Executive Officer
Arias Intel Corp.
442 W. Kennedy Blvd., Suite 200
Tampa, Florida 33606

> **Re: Arias Intel Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 21, 2018**
> **File No. 000-55120**

Dear Mr. Gillespie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. Please clearly disclose the reasons for amending your articles of incorporation to grant the board the authority to specify the terms and restrictions of the issuance and designations of preferred stock and to provide for the indemnification of your officers and directors, pursuant to Item 19 of Schedule 14A. Refer to Item 1 to Schedule 14C.

2. Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. In this regard, it appears that some of the consenting holders of your issued and outstanding shares of common stock are neither executive officers nor directors. Please tell us the sequence of events through which consents from holders other than your executive officers and directors were obtained, and provide an analysis as to whether such activities constitute a solicitation as defined in Rule 14a-1(l). Alternatively, if you

conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, you may contact Bernard Nolan, Staff Attorney, at 202-551-6515 or, in his absence, Katherine Wray, Attorney-Advisor, at 202-551-3483.

Division of Corporation Finance
Office of Information Technologies
and Services